Offering Statement for Dew Drop Inn NOLA, LLC

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The Company

1. What is the name of the issuer?

Dew Drop Inn NOLA, LLC
2836 Lasalle St
New Orleans, LA 70115

Eligibility

2. **The following are true for Dew Drop Inn NOLA, LLC:**

- Organized under, and subject to, the laws of a State (Louisiana) or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. **Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?**

No.

Directors, Officers and Promoters of the Company

4. The following individuals (or entities) represent the company as a director, officer or promoter of the offering:

Christopher "Ryan" Thomas
The principal and founder of Peregrine Interests, LLC a Real Estate Development and Investment company offering crowdfunded equity and debt investments. Peregrine is the Sponsor and Developer of The Dew Drop Inn redevelopment project. The Dew Drop Inn will be a mixed use property offering hotel rooms, bar and restaurant space, a performance venue, audio and video recording studios, and a museum dedicated to the stars that have come through the Dew Drop in the past. Ryan currently is an Information Systems Analyst with Ochsner Health System in New Orleans. Previously, Ryan served as Chief Operating Officer of Renteria Manufacturing Company, an oil and gas manufacturer of drilling tools. Prior to that, Ryan was a Portfolio Analyst with CBRE, servicing their $9 billion apartment loan portfolio for Freddie Mac.

2016-2019	IS Analyst	Ochsner Health System
2012-2016	Chief Operating Officer	Renteria Manufacturing Company
2010-2012	Portfolio Analyst	CBRE

Lori Jackson
Lori Jackson serves as the current CFO & Secretary of Dew Drop Inn NOLA, LLC. In addition to her duties with the Dew Drop Inn, Lori currently serves as President and CEO of Financial Coaching Solutions, LLC, a 501 (c) 3 nonprofit focused on offering financial coaching to moderate to low income families. Previously, Lori was a licensed Financial Planner with Edward Jones Investments.

2017-Present	President	Financial Coaching Solutions
2016-2017	Financial Advisor	Edward Jones
2012-2016	Supply Chain Supervisor	Touro Infirmary

Principal Security Holders

5. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power. To calculate total voting power, include all securities for which the person directly or indirectly has or Membership Units the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or Membership Unit in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and

Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

C. Ryan Thomas/Peregrine Interests, LLC
Membership Units: 42,800
Class: Managing Member
Voting Power: 40%

Business and Anticipated Business Plan

6. **Describe in detail the business of the issuer and the anticipated business plan of the issuer.**

   The Dew Drop Inn is a historic hotel property located in New Orleans, Louisiana. The property started out as a barbershop, founded by Frank Painia in 1938. Mr. Painia saw opportunity to feed construction workers building the nearby Magnolia Housing Projects and expanded to offer po' boy sandwiches. Mr. Painia later expanded to include hotel rooms, bar and nightclub. The property was hosts to such stars as Little Richard, Ike and Tina Turner, Allen Toussaint, Irma Thomas, and many more. The property continued to attract big names up until Mr. Painia's death in 1972, at which point various aspects of the property shut down. The hotel remained in operation as an extended stay property until Hurricane Katrina in 2005. The property suffered considerable damage and has sat blighted ever since.

   The plans include redeveloping the property into 14 modern hotel rooms on the second floor with a resort style pool and outdoor bar. On the first floor, a 1,250 square foot full service restaurant will open onto 1,335 square feet of performance space. An additional 1,500 square feet will be dedicated to an Audio and Video production center that will provide job training opportunities to area youth. The lobby area will double as a museum and gift shop dedicated to the history of the Dew Drop Inn.

   The 15 hotel rooms are projected to earn between $35 per night for a bunk room, $90 for a queen room, $125 for a king room and $150 for a multi room suite. Projected occupancy is at 60%. The restaurant and bar space will be leased to a restaurant operator for a rate of $1,562.50 per month, the performance venue will be leased for a rate of $2,827.50 per month, and the media center will be operated as a co-working space to members.

Net operating income is projected to be $380,759 per year. Below is a 10 year pro forma projection of Income and Expenses beginning the day the property reopens after construction.

NOLA-Dew Drop Inn
Proforma Financials

Revenue	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6	Year 7	Year 8	Year 9	Year 10
Hotel Revenue	$ 403,920.00	$ 414,018.00	$ 424,368.45	$ 434,977.66	$ 445,852.10	$ 456,998.41	$ 468,423.37	$ 480,133.95	$ 492,137.30	$ 504,440.73
Media Center Lease	$ 28,170.00	$ 28,874.25	$ 29,596.11	$ 30,336.01	$ 31,094.41	$ 31,871.77	$ 32,668.56	$ 33,485.28	$ 34,322.41	$ 35,180.47
Restaurant Lease	$ 18,750.00	$ 19,218.75	$ 19,699.22	$ 20,191.70	$ 20,696.49	$ 21,213.90	$ 21,744.25	$ 22,287.86	$ 22,845.05	$ 23,416.18
Venue Lease	$ 33,930.00	$ 34,778.25	$ 35,647.71	$ 36,538.90	$ 37,452.37	$ 38,388.68	$ 39,348.40	$ 40,332.11	$ 41,340.41	$ 42,373.92
Total	$ 484,770.00	$ 496,889.25	$ 509,311.48	$ 522,044.27	$ 535,095.37	$ 548,472.76	$ 562,184.58	$ 576,239.19	$ 590,645.17	$ 605,411.30
Expenses										
Insurance	$ 11,684.55	$ 12,035.09	$ 12,396.14	$ 12,768.02	$ 13,151.07	$ 13,545.60	$ 13,951.97	$ 14,370.52	$ 14,801.64	$ 15,245.69
Taxes	$ 4,500.00	$ 4,500.00	$ 4,500.00	$ 4,500.00	$ 4,500.00	$ 4,500.00	$ 4,500.00	$ 4,500.00	$ 4,500.00	$ 4,500.00
Water	$ 18,384.48	$ 18,936.01	$ 19,504.09	$ 20,089.22	$ 20,691.89	$ 21,312.65	$ 21,952.03	$ 22,610.59	$ 23,288.91	$ 23,987.58
Electric	$ 22,980.60	$ 23,670.02	$ 24,380.12	$ 25,111.52	$ 25,864.87	$ 26,640.81	$ 27,440.04	$ 28,263.24	$ 29,111.14	$ 29,984.47
Capex	$ 15,958.75	$ 16,437.51	$ 16,930.64	$ 17,438.56	$ 17,961.71	$ 18,500.57	$ 19,055.58	$ 19,627.25	$ 20,216.07	$ 20,822.55
Repairs & Maint	$ 15,958.75	$ 16,357.72	$ 16,766.66	$ 17,185.83	$ 17,615.47	$ 18,055.86	$ 18,507.26	$ 18,969.94	$ 19,444.19	$ 19,930.29
Management Fee	$ 14,543.10	$ 14,906.68	$ 15,279.34	$ 15,661.33	$ 16,052.86	$ 16,454.18	$ 16,865.54	$ 17,287.18	$ 17,719.36	$ 18,162.34
Commission	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00
	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00
Total	$ 104,010.23	$ 106,843.03	$ 109,757.00	$ 112,754.48	$ 115,837.88	$ 119,009.67	$ 122,272.41	$ 125,628.72	$ 129,081.30	$ 132,632.92
Annual NOI	$ 380,759.77	$ 390,046.22	$ 399,554.48	$ 409,289.79	$ 419,257.50	$ 429,463.09	$ 439,912.17	$ 450,610.47	$ 461,563.88	$ 472,778.39
Debt Service										
First Mortgage P&I	$ 185,203.46	$ 185,203.46	$ 185,203.46	$ 185,203.46	$ 185,203.46	$ 185,203.46	$ 185,203.46	$ 185,203.46	$ 185,203.46	$ 185,203.46
Second Mortgage P&I	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00
Total	$ 185,203.46	$ 185,203.46	$ 185,203.46	$ 185,203.46	$ 185,203.46	$ 185,203.46	$ 185,203.46	$ 185,203.46	$ 185,203.46	$ 185,203.46
Cash Flow After Debt	$ 195,556.31	$ 204,842.76	$ 214,351.02	$ 224,086.33	$ 234,054.04	$ 244,259.63	$ 254,708.71	$ 265,407.01	$ 276,360.42	$ 287,574.93
Working Capital Contributions	$ 48,889.08	$ 50,355.75	$ 51,866.42	$ 53,422.41	$ 55,025.09	$ 56,675.84	$ 58,376.11	$ 60,127.40	$ 61,931.22	$ 63,789.16
Net Cash Flow	$ 146,667.23	$ 154,487.01	$ 162,484.60	$ 170,663.92	$ 179,028.95	$ 187,583.79	$ 196,332.59	$ 205,279.62	$ 214,429.20	$ 223,785.77

For additional information, please see the attached developmentproposal.pdf

Risk Factors

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

7. Material factors that make an investment in Dew Drop Inn NOLA, LLC speculative or risky:

1. The property is subject to the swings in tourists visits to New Orleans on an annual basis. The business plan is predicated on renting hotel rooms on a nightly basis to visitors to the city. As such, any severe swings in amount of tourists can have a severe impact on the properties ability to generate positive cash flow.
2. Property is located outside of the core tourist areas. The property is approximately 3 miles from the French Quarter and 2 miles from the Central Business District. Marketing dollars will have to be spent to draw visitors to the property.
3. Property is located in a severely economically distressed census tract. As such, lower amounts of investment activity happens in the area and can cause challenges to attract capital, other businesses, and consumers to the area.
4. This project is the first for the Developer/Sponsor, Peregrine Interests, LLC and its founder, C. Ryan Thomas.
5. In order for the project to operate as a hotel, the property will need to receive a conditional use permit from the City of New Orleans. The process is straightforward, but long and drawn out taking anywhere from 4-6 months. We held our neighborhood meeting on November 17, 2018, the first step in the application process. Immediately after purchasing the property, we will submit our formal application to the New Orleans City Planning Commission. It is not guaranteed that the New Orleans City Council will grant a conditional use permit for the operation of a hotel at this property. In order to gain approval, we must convince surrounding neighbors and the city council that this project will be a positive addition to the neighborhood. Initial support for the project is very strong from the feedback received at the neighborhood meeting. Should the conditional use permit not be granted, we will then need to find another use for the project. Alternative uses for the property including but not limited to, multifamily housing, or retail, would not provide the same level of returns as a hotel use. We expect alternative uses to provide lower returns to investors.
6. This project qualifies for Historic Tax Credits and we plan to apply for and use proceeds from the tax credit to complete our renovation plans. Historic Tax Credits require a 3-part application and certification from the National Parks Service and the Louisiana State Historic Preservation Office. The same application is used for both and processed through the State Historic Preservation Office. We are in close coordination with the preservation office and diligently preparing the property for individual nomination to the National Historic Register. We are currently gathering historical artifacts, stories, documents, pictures, and more to present the case for nomination. This process will take a month to complete, at which point we will submit our Historic Tax Credit application. While the project is eligible for Historic Tax Credits, it is not guaranteed that the project will receive the credits. If the

project does not receive tax credits, we will need to raise additional funds to make up for the capital shortfall, diluting the ownership interests of current investors.

The Offering

The Company intends to raise a minimum of $209,200 and a maximum of $1,070,000.00 in this Offering to fund the purchase and renovation of the Dew Drop Inn. The Membership Units will be offered in a private placement offering pursuant to an exemption from registration under Regulation Crowdfunding promulgated under the Securities Act of 1933, as amended, under exemptions under applicable state securities laws, and in reliance upon the representations and warranties of each of the purchasers that they are purchasing the Membership Units for investment purposes and not with a view to any resale or distribution thereof. The Offering is being made on an "all or none" basis until the Minimum Offering Amount of $209,200.00 is raised. Proceeds received prior to raising the Minimum Offering Amount will be held in an escrow account with the Company's bank. Upon raising the Minimum Offering Amount, these proceeds will be released for use by the Company and, thereafter, 100% of the proceeds raised in the Offering, up to the Maximum Offering Amount of $1,070,000.00, will be immediately available for use by the Company without impound or escrow. The proceeds from the sale of the Membership Units offered hereby will be approximately $1,070,000.00 if all 107,000 Membership Units are sold. The net proceeds from this offering will be used to purchase the building and land, complete a conditional use permit application, complete an Historic Tax Credit application, apply for construction permits, prepare construction documents and complete selective demolition of the front façade in conjunction with the Historic Tax Credit Application. The following itemizes the intended use of proceeds:

7. How does the issuer intends to use the proceeds of this offering?

If minimum $209,200 is raised:

Interim Financing Sources & Uses	Total	% Total	Per SF
Funding Sources			
Bridge Loan	$ 500,000.00	68.18%	$ 39.44
Owner's Equity	$ 233,350.00	31.82%	$ 18.41
Total Sources	$ 733,350.00	100.00%	$ 57.85
Uses			
Building and Land	$ 522,500.00	71.25%	$ 41.22
Closing Costs	$ 77,237.47	10.53%	$ 6.09
12 Month Interest Reserves	$ 71,250.00	9.72%	$ 5.62
Working Capital	$ 5,628.78	0.77%	$ 0.44
Accounting Fees	$ 1,500.00	0.20%	$ 0.12
Permit Application Fees	$ 6,963.00	0.95%	$ 0.55
Architect Fees	$ 24,770.75	3.38%	$ 1.95
Tax Credit Application Fees	$ 3,500.00	0.48%	$ 0.28
Front of Building Demolition	$ 20,000.00	2.73%	$ 1.58
Total Uses	$ 733,350.00	100.00%	$ 57.85

If maximum $1,070,000 is raised:

Interim Financing Sources & Uses	Total	% Total	Per SF
Funding Sources			
Bridge Loan	$ 0.00	0.00%	$ 0.00
Owner's Equity	$ 1,070,000.00	100.00%	$ 84.41
Total Sources	$ 1,070,000.00	100.00%	$ 84.41
Uses			
Building and Land	$ 600,000.00	56.07%	$ 47.33
Closing Costs	$ 101,819.22	9.52%	$ 8.03
Working Capital	$ 327,947.03	30.65%	$ 25.87
Crowdfunding Marketing Expenses	$ 3,500.00	0.33%	$ 0.28
Accounting Fees	$ 1,500.00	0.14%	$ 0.12
Permit Application Fees	$ 6,963.00	0.65%	$ 0.55
Architect Fees	$ 24,770.75	2.32%	$ 1.95
Tax Credit Application Fees	$ 3,500.00	0.33%	$ 0.28
Front of Building Demolition	$ 20,000.00	1.87%	$ 1.58
Total Uses	$ 1,070,000.00	100.00%	$ 84.41
	$ 0.00		

Once all permits are received and construction is ready to begin, we will then obtain a construction loan to fund renovations of the property. Those funds will be used as follows:

If minimum $209,200 is raised:

Sources & Uses			% Total		Per SF	
	Total					
Bridge Loan	$	500,000.00	13.78%	$		39.16
Construction Loan	$	2,991,623.27	82.44%	$		234.32
	$	3,491,623.27	82.53%	$		273.49
Permanent Sources						
State HTC Equity	$	403,913.92	11.13%	$		31.64
1st Mortgage	$	2,875,000.00	79.23%	$		225.19
2nd Mortgage	$	0.00	0.00%	$		0.00
Deferred Developer Fee	$	116,623.27	3.21%	$		9.13
Owner's Equity	$	233,350.00	6.43%	$		18.28
Total Sources	**$**	**3,628,887.19**	**100.00%**	**$**		**284.24**
Uses						
Building and Land	$	510,000.00	14.05%	$		39.95
Financing Fees	$	116,809.55	3.22%	$		9.15
Soft Costs, Fees, & Misc.	$	234,108.24	6.45%	$		18.34
FF&E	$	1,021,360.00	28.15%	$		80.00
Reserves	$	64,085.94	1.77%	$		5.02
Construction Period Interest	$	275,621.52	7.60%	$		21.59
Construction Design-Build Costs	$	1,120,495.99	30.88%	$		87.77
Construction Contingency	$	22,409.92	0.62%	$		1.76
Owner's Hard Cost Contingency	$	263,996.03	7.27%	$		20.68
Total Uses	**$**	**3,628,887.19**	**100.00%**	**$**		**284.24**
	$	(0.00)				

If maximum $1,070,000 is raised:

Sources & Uses					
	Total		% Total	Per SF	
Bridge Loan	$	0.00	0.00%	$	0.00
Construction Loan	$	2,158,550.82	59.42%	$	169.07
	$	2,158,550.82	51.02%	$	169.07
Permanent Sources					
State HTC Equity	$	403,913.92	11.12%	$	31.64
1st Mortgage	$	2,041,927.55	56.21%	$	159.94
2nd Mortgage	$	0.00	0.00%	$	0.00
Deferred Developer Fee	$	116,623.27	3.21%	$	9.13
Owner's Equity	$	1,070,000.00	29.46%	$	83.81
Total Sources	$	3,632,464.74	100.00%	$	284.52
Uses					
Building and Land	$	510,000.00	14.04%	$	39.95
Financing Fees	$	116,809.55	3.22%	$	9.15
Soft Costs, Fees, & Misc.	$	234,108.24	6.44%	$	18.34
FF&E	$	1,021,360.00	28.12%	$	80.00
Reserves	$	67,663.49	1.86%	$	5.30
Construction Period Interest	$	275,621.52	7.59%	$	21.59
Construction Design-Build Costs	$	1,120,495.99	30.85%	$	87.77
Construction Contingency	$	22,409.92	0.62%	$	1.76
Owner's Hard Cost Contingency	$	263,996.03	7.27%	$	20.68
Total Uses	$	3,632,464.74	100.00%	$	284.52
	$	(0.00)			

8. How will the issuer complete the transaction and deliver securities to the investors?

In entering into an agreement on the Buy The Block Portal to purchase securities, both investors and Dew Drop Inn NOLA, LLC must agree that a transfer agent, which keeps records of our outstanding Membership Units (the "Securities"), will issue digital Securities in the investor's name (a paper certificate will not be printed). Similar to other online investment accounts, the transfer agent will give investors access to a web site to see the number of Securities that they own in our company. These Securities will be issued to investors after the deadline date for investing has passed, as long as the targeted offering amount has been reached. The transfer agent will record the issuance when we have received the purchase proceeds from the escrow agent who is holding your investment commitment.

9. How can an investor cancel an investment commitment?

You may cancel an investment commitment for any reason until 48 hours prior to the deadline identified in the offering by logging in to your account with Buy The Block, browsing to the Investments screen, and clicking to cancel your investment commitment. Buy The Block will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment. If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled, and the committed funds will be returned.

10. **Can the Company perform multiple closings or rolling closings for the offering?**

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Thereafter, we may conduct additional closings until the offering deadline. We will issue Securities in connection with each closing. Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

Ownership and Capital Structure

The Offering

11. **Describe the terms of the securities being offered.**

We are issuing Securities at an offering price of $10.00 per Membership Unit.

12. **Do the securities offered have voting rights?**

The Securities are being issued with voting rights. However, so that the crowdfunding community has the opportunity to act together and cast a vote as a group when a voting matter arises, a custodian will cast your vote for you. Please refer to the custodian agreement that you sign before your purchase is complete.

13. **Are there any limitations on any voting or other rights identified above?**

You are giving your voting rights to the custodian, who will vote the Securities on behalf of all investors who purchased Securities on the Buy The Block crowdfunding portal.

14. **How may the terms of the securities being offered be modified?**

We may choose to modify the terms of the securities before the offering is completed. However, if the terms are modified, and we deem it to be a material change, we will need to contact you and you will be given the opportunity to reconfirm your investment. Your reconfirmation must be completed within five business days of receipt of the notice of a material change, and if you do not reconfirm, your investment will be canceled, and your money will be returned to you.

Restrictions on Transfer of the Securities Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor;
- as part of an offering registered with the U.S. Securities and Exchange Commission; or
- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstances.

The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

15. **What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.**

Securities

Class of Security	Authorized Membership Units	Units Outstanding	Voting Rights
Non-managing member units	107,000	64,200	Yes

Options, Warrants and Other Rights
None.

16. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of securities?

The Company has no convertible debt, and there are no warrants, options, or other convertible instruments outstanding, which if exercised, would dilute the investors who purchase Membership Units in this offering.

17. Are there any differences not reflected above between the securities being offered and each other class of securities of the issuer?

No.

18. How could the exercise of rights held by the principal owners identified in Question 5 above affect the purchasers of Securities being offered?

As minority owners, the crowdfunding investors are subject to the decisions made by the majority owners. The issued and outstanding Membership Units of Interests give management voting control of the company. As a minority owner, you may be outvoted on issues that impact your investment, such as the issuance of new Membership Units, or the sale of debt, convertible debt or assets of the company.

19. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

Current value is based upon purchase price of property and cash needed to close purchase. Future value will be determined by an appraisal of property by a certified 3rd party appraiser.

20. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

The holder of a majority of the voting rights in the company may make decisions with which you disagree, or that negatively affect the value of your investment in the company, and you will have no recourse to change those decisions. Your interests may conflict with the interests of other investors, and there is no guarantee that the company will develop in a way that is advantageous to you. For example, the majority Member may decide to issue additional Membership Units to new investors, sell convertible debt instruments with beneficial conversion features, or make decisions that affect the tax treatment of the company in ways that may be unfavorable to you. Based on the risks described above, you may lose all or part of your investment in the securities that you purchase, and you may never see positive returns.

21. What are the risks to purchasers associated with corporate actions including:
- **additional issuances of securities,**
- **issuer repurchases of securities,**
- **a sale of the issuer or of assets of the issuer or**
- **transactions with related parties?**

The issuance of additional Membership Units of our Ownership Interests will dilute the ownership of the Buy The Block investors. As a result, if we achieve profitable operations in the future, our net income per Membership Unit will be reduced because of dilution, and the market price of our Membership Units, if there is a market price, could decline as a result of the additional issuances of securities. If we repurchase securities, so that the above risk is mitigated, and there are fewer Membership Units of Ownership Interests outstanding, we may not have enough cash available for marketing expenses, growth, or operating expenses to reach our goals. If we do not have enough cash to operate and grow, we anticipate the market price of our Membership Units will decline up to and including an entire loss of your investment. We cannot predict the market value of our company or our assets, and the proceeds of a sale may not be cash, but instead, unmarketable securities, or an assumption of liabilities. It is unlikely that in the near term, a sale would result in a premium that is significant enough over book value to generate a return to our investors. We may need to ask related parties to lend us money. Such financing may not be available when needed. Even if such financing is available, it may be on terms that are materially adverse to your interests with respect to dilution of book value, dividend preferences, liquidation preferences, or other terms. No assurance can be given that such funds will be available or, if available, will be on commercially reasonable terms satisfactory to minority owners. There can be no assurance that we will be able to obtain financing if and when it is needed on terms we deem acceptable.

22. Describe the material terms of any indebtedness of the issuer:

The issuer currently has no liability. If the minimum amount is raised, the issuer will incur debt of at least $500,000 as short-term financing at 14.25% interest and one (1) year terms. If the maximum amount is raised, the issuer will purchase the property from the proceeds of the offering without additional debt.

23. What other exempt offerings has Dew Drop Inn NOLA, LLC conducted within the past three years?

None.

24. **Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:**
    1. **Any director or officer of the issuer;**
    2. **Any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;**
    3. **If the issuer was incorporated or organized within the past three years, any promoter of the issuer; or**
    4. **Any immediate family member of any of the foregoing persons.**

No.

Financial Condition of the Issuer

25. **Does the issuer have an operating history?**

No.

26. **Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.**

Dew Drop Inn NOLA, LLC is a new company seeking seed capital to purchase the building and land at 2836 Lasalle St, New Orleans, LA 70115 to own and develop the Dew Drop Inn hotel and complex. The Company currently has $40,000 held in escrow as earnest money deposits for the purchase contract. Additionally, the Company has expended $650 to date for a property survey. The current liabilities of the Company are $14,785 for Architectural services, $2,585 for legal fees.

The Company currently has no operations or revenue generating activities. The Company expects construction and permitting to take 18 months to complete. Once complete, the Company expects to generate revenue and to break even within 3 months of operations.

Financial Information

27. **Include the financial information specified by regulation, covering the two most recently completed fiscal years or the period(s) since inception if shorter.**

See attachments.   CPA Review Report: reviewletter.pdf

28. **With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:**

    1. Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:
        1. In connection with the purchase or sale of any security?
            - No
        2. Involving the making of any false filing with the Commission?
            - No
        3. Arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?
            - No
    2. Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:
        1. In connection with the purchase or sale of any security?;
            - No
        2. Involving the making of any false filing with the Commission?
            - No
        3. Arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?
            - No
    3. Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that at the time of the filing of this offering statement bars the person from:
        1. Association with an entity regulated by such commission, authority, agency or officer?
            - No
        2. Engaging in the business of securities, insurance or banking?
            - No

3. Engaging in savings association or credit union activities?
   - No
4. Constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement?
   - No

4. Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:
   1. Suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal?
      - No
   2. Places limitations on the activities, functions or operations of such person?
      - No
   3. Bars such person from being associated with any entity or from participating in the offering of any penny stock?
      - No

If Yes to any of the above, explain:

5. Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:
   1. Any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder?
      - No
   2. Section 5 of the Securities Act?
      - No
6. Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?
   - No
7. Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of

a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?
- No

8. Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?
- No.

Other Material Information

31. In addition to the information expressly required to be included in this Form, include: any other material information presented to investors; and such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

- Christopher "Ryan" Thomas has a previous business failure that led to a felony conviction for wire fraud. Ryan started a travel agency and promoted group trips to students of Hampton University. Ryan was selected to plan the Senior Class Trip for the graduating class of 2007 and used the trip deposits to attempt to throw a concert. The concert failed, and the trip was a disaster. Ryan was later charged and pled guilty to Wire Fraud. Greed. It's what ultimately caused this. After some time inside America's Criminal Justice System, Ryan has learned greed is definitely one of the seven deadly sins and it has no place. A financial management plan has been implemented that calls for a Chief Financial Officer to handle financial transactions for Dew Drop Inn NOLA, LLC, regularly audited financials, and Insurance coverage against investor defrauding.

The following documents are being submitted as part of this offering:
- Governance:
  - Operating Agreement   dewdropnolaoperating.pdf
  - Articles of Organization   dewdropnoalorganzation.pdf
- Opportunity:
  - Offering Term Sheet   dewdropnolaoffering.pdf
- Financials:

- o Additional Information dewdropnolafinancial.pdf

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32. **The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its web site, no later than 120 days after the end of each fiscal year covered by the report:**

Once posted, the annual report may be found on the Sponsor's website at: http://www.pi314.io/ddi-investors

The issuer must continue to comply with the ongoing reporting requirements until:

- the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
- the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;
- the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;
- the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
- the issuer liquidates or dissolves its business in accordance with state law.